UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                                 MARCH 31, 1998



                    CENTRAL AND SOUTH WEST CORPORATION (CSW)
                      (Name of registered holding company)


                          1616 WOODALL RODGERS FREEWAY
                               DALLAS, TEXAS 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

                                                                                     PERCENTAGE
                                            ENERGY OR                                OF VOTING
NAME OF REPORTING COMPANY                   GAS-RELATED   DATE OF       STATE OF     SECURITIES
(OWNERSHIP INFORMATION)                     COMPANY    ORGANIZATION   ORGANIZATION     HELD        NATURE OF BUSINESS
----------------------------------------------------------------------------------------------------------------------
Polk Power Partners, L.P. (Polk Cogen)       Energy       Feb-92       Delaware        46.25%      Qualifying facility
Orange Cogeneration Limited Partnership      Energy       Feb-93       Delaware         50%        Qualifying facility
  (Orange Cogen)
Brush Cogeneration Partners (Brush Cogen)    Energy       Nov-91       Delaware        47.25%      Qualifying facility
(OWNERSHIP THROUGH VARIOUS INTERMEDIATE HOLDING COMPANY SUBSIDIARIES ORIGINATING
 WITH CSW DEVELOPMENT-I, INC / CSW ENERGY INC. / CSW)


Thermo Cogeneration Partnership, L.P.        Energy       Apr-93       Delaware         50%        Qualifying facility
   (Thermo Cogen)
(OWNERSHIP THROUGH INTERMEDIATE HOLDING COMPANY CSW FT. LUPTON, INC. / CSW
 ENERGY INC. / CSW)


Sweeny Cogeneration Limited Partnership      Energy       Sep-95       Delaware         50%        Qualifying facility
   (Sweeny Cogen)
(OWNERSHIP THROUGH VARIOUS INTERMEDIATE HOLDING COMPANY SUBSIDIARIES ORIGINATING
 WITH CSW SWEENY GP I, INC. AND CSW SWEENY LP I, INC. / CSW ENERGY INC. / CSW)


Diversified Energy Contractors LLC (DECO)    Energy       Jul-97       Delaware         100%       Maintenance services
(CSW ENERGY INC. / CSW)


CSW Power Marketing, Inc.                    Energy       Mar-96       Delaware         100%       Energy marketing
(CSW ENERGY INC. / CSW)


CSW Services International, Inc.             Energy       Mar-97       Delaware         100%       Energy management
(CSW ENERGY INC. / CSW)


Powerware Solutions, Inc.                    Energy       Feb-94         Texas          4.0%       Energy Mgmt
(PSO Investment)                                                                                   Systems for water
                                                                                                   utilities


Utility Data Resources, Inc.                 Energy       Dec-97       Delaware         4.5%       Electricity pricing
(PSO Investment)                                                                                   mgmt consulting
                                                                                                   and software


AEMT, Inc.                                   Energy       Dec-97        Florida          0%        Power conditioning
(PSO Investment)                                                                                   product mfg and sales


Energy Services, Inc. (ESI)                  Energy       Sept-97      Delaware         100%       Energy marketing
(CSW)


Enershop                                     Energy       Sept-95      Delaware         100%       Energy marketing
(CSW)                                                                                              services

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                                        PERSON TO
                     TYPE OF          PRINCIPAL                         WHOM         COLLATERAL   CONSIDERATION
COMPANY              SECURITY         AMOUNT OF   ISSUE OR    COST OF   SECURITY     GIVEN WITH   RECEIVED FOR
ISSUING SECURITY     ISSUED           SECURITY    RENEWAL     CAPITAL   ISSUED       SECURITY     EACH SECURITY
--------------------------------------------------------------------------------------------------------------------
                                       (000's)
Energy Services,     Common Stock        $   1
Inc.  (ESI)

Powerware            Convertible         1,250    Dec. 97                PSO         28.6% of        28.6% of
Solutions, Inc.      Preferred Stock                                                 outstanding     outstanding
                                                                                     stock           stock

Utility Data         Convertible         2,703    Dec. 97                PSO         47% of stock    47% of stock
Resources, Inc.      Preferred;                                                      (fully diluted) (fully diluted)
                     Conv. Non-voting
                     Common Stock;
                     Voting Common

AEMT, Inc.           Convertible         1,500    Dec. 97                PSO         25.4% of stock  25.4% of stock
                     Preferred Stock                                                 (fully diluted) (fully diluted)

Sweeny Cogen         Senior loan note    9,716                           CSW Energy

IPS Sweeny LLC       Nonrecourse note    2,159                  15%      CSW Energy

DECO                 Loan note           1,423                           CSW Energy


COMPANY              COMPANY        AMOUNT OF
CONTRIBUTING         RECEIVING      CAPITAL
CAPITAL              CAPITAL        CONTRIBUTION
------------------------------------------------
                                        (000')
None


ITEM 3 - ASSOCIATE TRANSACTIONS

PART I - TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

                                         TYPE OF         DIRECT   INDIRECT
REPORTING COMPANY   ASSOCIATE COMPANY    SERVICES        COSTS    COSTS      COST OF     TOTAL AMOUNT
RENDERING SERVICES  RECEIVING SERVICES   RENDERED        CHARGED  CHARGED    CAPITAL     BILLED
-----------------------------------------------------------------------------------------------------
                                                         (000's)  (000's)                  (000's)
Enershop, Inc.      CSW/ICG              Lease
                    ChoiceCom, LLP       Management       $  40                            $  40

Enershop, Inc.      CSW Power            Lease
                    Marketing, Inc.      Management          18                               18

CSW Power           Enershop, Inc.       Lease
Marking, Inc.                            Management          46                               46

CSW Power           CSW/ICG              Lease
Marketing, Inc.     ChoiceCom, LLP       Management          30                               30


CSW Energy, Inc.    Orange Cogeneration  Plant services     366      $ 192                   558

CSW Energy, Inc.    Polk Cogeneration    Plant services     337        170                   507

CSW Energy, Inc.    Sweeny Cogeneration  Plant services     207         59                   266


PART II - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

                                                             DIRECT      INDIRECT
ASSOCIATE COMPANY     REPORTING COMPANY   TYPE OF SERVICES   COSTS       COSTS         COST OF     TOTAL AMOUNT
RENDERING SERVICES    RECEIVING SERVICES  RENDERED           CHARGED     CHARGED       CAPITAL     BILLED
--------------------------------------------------------------------------------------------------------------------------------
                                                             (000's)     (000's)                     (000's)
West Texas Utilities  CSW Energy          Billing services    $  3                                    $  3
                      Services, Inc.

CSW Power             Enershop, Inc.      Lease
Marketing, Inc.                           Management            46                                      46

Enershop, Inc.        CSW Power           Lease
                      Marketing, Inc.     Management            18                                      18

For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West Corporation with the Securities and Exchange Commission.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (millions):

Total consolidated capitalization as of:  March 31, 1998           $7,956 line 1

Total capitalization multiplied by 15%                              1,193 line 2
(line 1 multiplied by 0.15)

Greater of $50 million or line 2                                    1,193 line 3


Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Energy-related Category 1:  Energy Services               0
   Energy-related Category 5:  Energy Marketing              0
   Energy-related Category 7:  Maintenance Services          0
   Energy-related Category 8:  Qualifying Facility         173
   Energy-related Categories 2,3,4,6,9,10                   --
     Total current aggregate investment                               173 line 4
                                                                   -------------

Difference between the greater of $50 million or 15%
  of capitalization and the total aggregate investment
  of the registered holding company system (line 3
  less line 4)                                                     $1,020 line 5
                                                                   =============

Investments in gas-related companies (millions):

Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Gas-related business Categories 1 and 2                  --
      Total current aggregate investment                               $0
                                                                   =============

ITEM 5 - OTHER INVESTMENTS

MAJOR LINE OF         OTHER INVESTMENT  OTHER INVESTMENT  REASON FOR
ENERGY-RELATED        IN LAST U-9C-3    IN THIS U-9C-3    DIFFERENCE
BUSINESS              REPORT            REPORT            IN OTHER INVESTMENT
-------------------------------------------------------------------------------
                         (000's)           (000's)

Energy services           $ 402               $0          Amounts invested prior
                                                          to April 1, 1997 are
                                                          excluded from Item 4

Maintenance services         --                0

Qualifying facility    $ 58,998                0          Amounts invested prior
                                                          to April 1, 1997 are
                                                          excluded from Item 4




ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Balance sheets for quarter ended March 31, 1998
    CSW Development-I, Inc. (consolidated)
    CSW Ft. Lupton, Inc
    Sweeny Companies (consolidated)
    Enershop, Inc.
    CSW Energy Services, Inc.
    CSW Power Marketing, Inc.
    Note:  No DECO balance sheet (initial capitalization only activity)

Income Statements as of the three months ended March 31, 1998
    CSW Development-I, Inc. (consolidated)
    CSW Ft. Lupton, Inc.
    Sweeny Companies (consolidated)
    Enershop, Inc.
    CSW Energy Services, Inc.
    CSW Power Marketing, Inc.
    Note: No income statement for Sweeny Companies or DECO (investments not operational)

EXHIBITS

Exhibit A - Certificate of Central and South West Corporation

Please contact Mr. Steven K. Bargmann at (214) 777-2210 with inquiries concerning this report.


                                           SIGNATURE

                                           Central and South West Corporation

                                           By:   Lawrence B. Connors
                                                 (Name)

                                                 Controller
                                                 (Title)

                                                 May 29, 1998
                                                 (Date)

                             CSW DEVELOPMENT-I, INC.
                           Consolidated Balance Sheet
                                 March 31, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
        Cash                                   $         -
        Accounts Receivable - Project                    4
                                                  ---------
               Total Current Assets                           $         4

NONCURRENT ASSETS
        Equity Investment                           43,340
        Notes Receivable - Affiliated               23,971
        Other Noncurrent                                22
                                                  ---------
               Total Noncurrent Assets                        $    67,333
                                                                ----------

               Total Assets                                   $    67,337
                                                                ==========


NONCURRENT LIABILITIES
        Accrued Federal Income Tax                  (1,758)
        Deferred Federal Income Tax                 21,651
                                                  ---------

               Total Liabilities                              $    19,893

EQUITY
        Common Stock                                     1
        Paid in Capital                             43,061
        Retained Earnings                            4,321
        Minority Interest                               61
                                                  ---------
               Total Shareholder's Equity                     $    47,444
                                                                ----------

               Total Liabilities and Equity                   $    67,337
                                                                ==========

                              CSW FT. LUPTON, INC.
                           Consolidated Balance Sheet
                                 March 31, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
        Accounts Receivable - Project          $          -
        Accounts Receivable - Affiliated             60,942
                                                  ----------
               Total Current Assets                            $     60,942

NONCURRENT ASSETS
        Equity Investment                            68,993
        Deferred Financing Costs                      2,647
        Deferred Interest Expense                     1,286
                                                  ----------
               Total Noncurrent Assets                         $     72,926
                                                                 -----------

               Total Assets                                    $    133,868
                                                                 ===========


NONCURRENT LIABILITIES
        Deferred Income                               2,286
        Accrued Federal Income Tax                    3,671
        Deferred Federal Income Tax                  17,145
                                                  ----------

               Total Liabilities                               $     23,102

EQUITY
        Paid in Capital                              82,626
        Retained Earnings                            28,140
                                                  ----------
               Total Shareholder's Equity                      $    110,766
                                                                 -----------

               Total Liabilities and Equity                    $    133,868
                                                                 ===========

                            Sweeny Cogeneration, L P
                           Consolidated Balance Sheet
                                 March 31, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
        Cash                                         $ 5,298
        Accounts Receivable                           16,772
        Plant Assets in Service                      172,445
        Other Current Assets                           1,826
                                                  -----------

               Total Assets                                     $     196,341
                                                                  ============


CURRENT LIABILITIES
        Accounts Payable - Nonaffiliated               8,827
        Accounts Payable - Affiliated                143,428
        Retainage Payable                             12,027
        Other                                          1,126

               Total Liabilities                                $     165,408

EQUITY
        Paid in Capital                               15,000
        Minority Interest                             15,000
        Undistributed Earnings                           933
                                                  -----------
               Total Shareholder's Equity                       $      30,933
                                                                  ------------

               Total Liabilities and Equity                     $     196,341
                                                                  ============

                                 ENERSHOP, INC.
                                  Balance Sheet
                                   March 1998

                              ASSETS
            ASSETS
              Accounts Receivable                         1,197,084
              Prepaid Assets                                 27,132
              Federal Income Tax Benefit                  1,007,631
              Work in Progress                            1,666,700
              Other Assets                                1,606,180
                                                         ----------
            Total Current Assets                          5,504,727

              Office Furniture & Equipment                1,240,880
              Accumulated Depreciation                     (166,414)
                                                         ----------
            Net Plant                                     1,074,467

            NON CURRENT ASSETS
              Prepaid Benefit Plans                          44,218

            Total Assets                                              6,623,412
                                                                     ===========

                       LIABILITIES & EQUITY
            CURRENT LIABILITIES
              Accounts Payable                              432,574
              Accounts Payable - affiliated                  60,938
                                                         ----------
            Total Current Liabilities                       493,512

            LONG TERM LIABILITIES
              Notes Payable - Affiliated                 11,382,849
              Notes Payable - Other                         173,250
                                                         ----------
            Total Long Term Liabilites                   11,556,099
                                                         ----------
            Total Liabilites                             12,049,611

                              EQUITY
            EQUITY
              Common Stock                                      100
              Addtional Paid in Capital                         900
              Retained Earnings                          (5,427,199)
                                                         -----------
            Total Equity                                 (5,426,199)

            Total Liabilities & Equity                                 6,623,412
                                                                      ==========

                  CENTRAL AND SOUTH WEST ENERGY SERVICES, INC.
                                  Balance Sheet
                                   March 1998

                                    ASSETS
            ASSETS
              Cash                                         (21,116)
              Accounts Receivable - Affiliated              77,054
              Accounts Receivable - Other                   40,137
              Other Assets                                   2,877
                                                         ---------
            Total Current Assets                            98,952

              Office Furniture & Equipment                 457,969
              Accumulated Depreciation & Amortization      (16,988)
                                                         ---------
            Net Plant                                      440,981

            Total Assets                                                 539,933
                                                                     ===========

                             LIABILITIES & EQUITY
            CURRENT LIABILITIES
              Accounts Payable                             (21,738)
              Accounts Payable - Affiliated              3,037,675
              Interest Payable - Affiliated                 13,029
              Accrued Taxes                               (872,278)
              Other Current Liabilities                     20,730
                                                         ---------
            Total Liabilities                            2,177,419

                                    EQUITY
            EQUITY
              Common Stock                                   1,000
              Retained Earnings                         (1,638,486)
                                                         ---------
            Total Equity                                (1,637,486)

            Total Liabilities & Equity                                   539,933
                                                                     ===========

                              Power Marketing, Inc.
                                  Balance Sheet
                                   March 1998

                              ASSETS
            ASSETS
              Accounts Receivable - Affiliate                3,301
              Accounts Receivable - Trade                        0
              Prepaid Assets                                44,003
              Federal Income Tax Benefit                   196,915
              Work in Progress                                   0
              Other Assets                                       0
                                                           -------
            Total Current Assets                           244,219

              Property & Equipment                          20,771
              Accumulated Depreciation                        (500)
                                                           -------
            Net Plant                                       20,271

            NON CURRENT ASSETS
              Prepaid Benefit Plans                              0

            Total Assets                                                 264,490
                                                                     ===========

                       LIABILITIES & EQUITY
            CURRENT LIABILITIES
              Accounts Payable                                   0
              Accounts Payable - affiliated                231,815
                                                           -------
            Total Current Liabilities                      231,815

            LONG TERM LIABILITIES
              Notes Payable - Affiliated                   397,373
              Notes Payable - Other                              0
                                                           -------
            Total Long Term Liabilites                     397,373

            Total Liabilites                               629,188

                              EQUITY
            EQUITY
              Common Stock                                   1,000
              Addtional Paid in Capital                          0
              Retained Earnings                           (365,699)
                                                          ---------
            Total Equity                                  (364,699)

            Total Liabilities & Equity                                   264,490
                                                                     ===========

                             CSW DEVELOPMENT-I, INC.
                          Consolidated Income Statement
                      For the Quarter Ended March 31, 1998
                                    Unaudited
                                     (000's)


                                               Three Months
                                                   Ended        Three Months
                                               March 31, 1998   Year to Date
                                               --------------   ------------
REVENUES
      Misc. Income                                    128               128
      Income From Equity Investments                  240               240
                                               -----------      ------------
            Total Revenue                             368               368
                                               -----------      ------------

EXPENSES
      Interest (Income) Expense                      (345)             (345)
      Operating Expenses                               91                91
      Expenses Transferred Out                         (7)               (7)
                                               -----------      ------------
            Total Expenses                           (261)             (261)
                                               -----------      ------------

Net Income Before Tax                                 629               629

Provision for Income Tax                              245               245
                                               -----------      ------------

Net Income                                   $        384     $         384
                                               ===========      ============

                              CSW FT. LUPTON, INC.
                          Consolidated Income Statement
                      For the Quarter Ended March 31, 1998
                                    Unaudited
                                     (000's)


                                              Three Months
                                                  Ended        Three Months
                                             March 31, 1998    Year to Date
                                             --------------    ------------
REVENUES
      Interest Income                        $          22     $         22
      Misc. Income                                     884              884
      Income From Equity Investments                 2,705            2,705
                                               ------------      -----------
            Total Revenue                            3,611            3,611
                                               ------------      -----------

EXPENSES
      Operating Expenses                               732              732
      Expenses Trasferred Out                           21               21
                                               ------------      -----------
            Total Expenses                             753              753
                                               ------------      -----------

Net Income Before Tax                                2,858            2,858

Provision for Income Tax                             1,115            1,115
                                               ------------      -----------

Net Income                                   $       1,743     $      1,743
                                               ============      ===========

                            Sweeny Cogeneration, L P
                          Consolidated Income Statement
                      For the Quarter Ended March 31, 1998
                                    Unaudited
                                     (000's)


                                               Three Months
                                                   Ended       Three Months
                                               March 31, 1998  Year to Date
                                               --------------  ------------
REVENUES
      Income From Equity Investments               19,559          19,559
      Other Income                                      -               -
                                               -----------      ----------
            Total Revenue                          19,559          19,559
                                               -----------      ----------

EXPENSES
      Operating Expenses                           14,858          14,858
      Administrative & Other                        3,554           3,554
                                               -----------      ----------
            Total Expenses                         18,412          18,412
                                               -----------      ----------

Net Income- Partnership                             1,147           1,147
                                               ===========      ==========

                                 ENERSHOP, INC.
                                Income Statement
                      For the Quarter Ending March 31, 1998
                                    Unaudited
                                     (000's)


                                           Quarter            Three Months
                                           Ending             Year to Date


REVENUES
  Contract Revenue                          1,007                 1,007
  Maintenance Revenue                           0                     0
  Misc. Revenue                                 7                     7
                                            ------                -----
Total Revenue                               1,014                 1,014
                                            ------                -----

EXPENSES
  Cost of Revenue                             854                   854
  Operating Expenses                        1,447                 1,447
  Affiliate outside services                  148                   148
  Interest & Taxes Other than Income          222                   222
                                            ------                -----
Total Expenses                              2,671                 2,671
                                            ------                -----

Net Income Before Tax                      (1,657)               (1,657)

Provision for Income Taxes                   (570)                 (570)
                                            ------                -----

Net Income                                 (1,087)               (1,087)
                                            ======                =====

                  CENTRAL AND SOUTH WEST ENERGY SERVICES, INC.
                                Income Statement
                 For the Quarter and Year Ending March 31, 1998
                                    Unaudited
                                     (000's)


                                           Quarter         Three Months
                                           Ending          Year to Date


REVENUES
  Merchandise                                   0                   0
  Miscellaneous
Total Revenue                                   0                   0
                                           ------              ------

EXPENSES
  Customer Accounts Expense                     0                   0
  Customer Service & Info                     292                 292
  General and Administrative                  751                 751
  Depreciation                                  2                   2
  Amortization                                 14                  14
  Taxes, Other Than Income                     19                  19
  Income Taxes                               (363)               (363)
                                           ------              ------
Total Operating Expense                       715                 715
                                           ------              ------

Net Operating (Income)Loss                    715                 715
Interest on Short Term Debt                    29                  29
Other Income and Deductions                   (71)                (71)
Credit Line Fees - Affiliated                   1                   1
                                           ------              ------

Net (Income)Loss                              674                 674
                                           ======              ======

                              Power Marketing, Inc.
                                Income Statement
                      For the Quarter Ending March 31, 1998
                                    Unaudited
                                     (000's)


                                          Quarter              Three Months
                                           Ending              Year to Date


REVENUES
  Rental Revenues - Affiliated               76,699                 76,699
  Other Revenues                                  0                      0
                                                  0                      0
                                           --------               --------
Total Revenue                                76,699                 76,699
                                           --------               --------

EXPENSES
  Cost of Revenue                                 0                      0
  Operating Expenses                        209,230                209,230
  Affiliate outside services                 73,377                 73,377
  Interest & Taxes Other than Income          5,274                  5,274
                                           --------               --------
Total Expenses                              287,881                287,881
                                           --------               --------

Net Income Before Tax                      (211,182)              (211,182)

Provision for Income Taxes                  (73,914)               (73,914)
                                           --------               --------

Net Income                                 (137,268)              (137,268)
                                           ========               ========